Exhibit 99.1

TITAN MINING CORPORATION

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

(Unaudited)

TITAN MINING CORPORATION

Condensed Consolidated Interim Statements of Financial Position

(Expressed in thousands of US dollars - Unaudited)

	Notes	March 31, 2026	December 31, 2025

Assets	13
Current assets
Cash and cash equivalents		$13,816	$17,484
Trade and other receivables	8	4,625	4,467
Inventories	9	11,396	10,008
Prepaids and deposits	10	3,187	2,938
Other current assets	12	2,457	-
		35,481	34,897
Non-current assets
Mineral properties, plant and equipment	11	40,057	38,990
Right-of-use assets		183	215
Other assets	12	866	866
Total assets		$76,587	$74,968

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$7,783	$7,233
Lease liabilities		114	114
Debt	13a	2,444	6,332
Related party loans	13b	7,511	17,055
Derivative financial instrument – warrants	17b	6,042	-
Current liabilities before derivative financial instrument		23,894	30,734
Derivative financial instrument - special warrants	17b	-	20,717
Total current liabilities		23,894	51,451
Non-current liabilities
Lease liabilities		81	113
Related party loans	13b	9,555	-
Debt	13a	7,161	2,777
Reclamation and remediation provision	16	17,228	16,843
Total liabilities		57,919	71,184
Shareholders’ equity
Equity attributable to shareholders of the Company
Share capital		88,419	60,548
Reserves		5,476	5,093
Deficit		(75,227)	(61,857)
Total equity		18,668	3,784
Total liabilities and shareholders’ equity		$76,587	$74,968

Nature of operations and going concern (Note 1)

Approved by the Board on May 12, 2026:
“Lenard Boggio” , Audit Committee Chair	“Rita Adiani”, Director

The notes form an integral part of these consolidated financial statements.

TITAN MINING CORPORATION

Condensed Consolidated Interim Statements of Income (Loss) and Other Comprehensive Income (Loss)

(Expressed in thousands of US dollars - Unaudited)

		Three months ended March 31,
	Notes	2026	2025

Revenue	5	$19,596	$16,015
Cost of Sales	6	(13,966)	(13,627)
Income from mine operations		5,630	2,388

General and administration expenses	7a	(2,335)	(982)
Exploration and evaluation expenses	7b	(555)	(389)
Graphite project expenses	7c	(905)	-
Graphite feasibility study	7d	(1,365)	-
Interest and other finance expenses	15	(516)	(693)
Accretion expense	16	(81)	(87)
Interest income		99	89
Foreign exchange gain (loss)		(152)	17
Other income		30	11
Loss on derivative financial instrument	17b	(13,192)	-
		(18,972)	(2,034)
Net income (loss) for the period before tax		(13,342)	354
Current tax expense		(28)	-
Other comprehensive income (loss)		(13,370)	354
Items that may be reclassified to profit or loss
Unrealized gain (loss) on translation to reporting currency		163	(17)
Comprehensive income (loss) for the period		$(13,207)	$337

Earnings (loss) per share
Basic (1)		$(0.14)	$0.00
Diluted (1)		$(0.14)	$0.00
Weighted average shares outstanding (in “000) Basic (1)		95,694	90,911
Diluted (1)		95,694	90,911

(1)	Share amounts and earnings per share have been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise noted

The notes form an integral part of these consolidated financial statements.

TITAN MINING CORPORATION

Condensed Consolidated Interim Statements of Changes in Equity

(Expressed in thousands of US dollars - Unaudited)

		Share capital		Reserves
	Notes	Number (1) ('000s)	Amount	Share options and warrants	Currency translation adjustment	Total	Deficit	Total equity

Balance, December 31, 2024		90,911	$59,813	$10,253	$(5,282)	$4,971	$(61,781)	$3,003
Share based compensation		-	-	693	-	693	-	693
Options exercised		705	735	(483)	-	(483)	-	252
Comprehensive income (loss) for the year		-	-	-	(88)	(88)	(76)	(164)
Balance, December 31, 2025		91,616	$60,548	$10,463	$(5,370)	$5,093	$(61,857)	$3,784
Share based compensation	17c	-	-	221	-	221	-	221
Options exercised		5	4	(1)	-	(1)	-	3
Special warrant exercised	17b	6,667	27,867	-	-	-	-	27,867
Comprehensive income (loss) for the period		-	-	-	163	163	(13,370)	(13,207)
Balance, March 31, 2026		98,288	$88,419	$10,683	$(5,207)	$5,476	$(75,227)	$18,668

(1)	Share and per share amounts have been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise noted

The notes form an integral part of these consolidated financial statements.

TITAN MINING CORPORATION

Condensed Consolidated Interim Statement of Cash Flows

(Expressed in thousands of US dollars - Unaudited)

		Three Months ended March 31,
	Notes	2026	2025
Operating activities
Net income (loss) for the period before tax		$(13,342)	$354
Accretion expense		81	87
Amortization of borrowing costs	13a,b	-	62
Depreciation and depletion of mineral property, plant and equipment	11	1,043	1,506
Depreciation of right-of-use assets		28	15
Loss on fair value of derivative financial instrument	17b	13,192	-
Interest and accretion on debt	13a,b	514	558
Interest expense on lease liabilities		5	4
Stock-based compensation		221	127
Unrealized foreign exchange loss (gain)		162	(23)
		1,904	2,690
Changes in non-cash working capital
Accounts payable and accrued liabilities		(12)	(495)
Trade and other receivables		(158)	(293)
Inventories		(1,052)	(956)
Other current assets		(2,457)	-
Prepaid and deposits		(270)	(743)
Net cash generated in operating activities		(2,045)	203
Financing activities
Proceeds from credit agreement with EXIM		878	-
Debt interest payments		(471)	(360)
Payment of lease liabilities		(32)	(18)
Payment of transaction costs		-	18
Advance on equipment facility		-	2,894
Repayment of equipment facility		(363)	-
Repayment of loans from development agencies		(30)	-
Proceeds from options exercised		3	-
Net cash generated (used) by financing activities		(15)	2,534
Investing activities
Additions to mineral properties, plant and equipment	11	(1,608)	(724)
Net cash used by investing activities		(1,608)	(724)
Effect of foreign exchange on cash and cash equivalents		-	7
Increase (decrease) in cash and cash equivalents		(3,668)	2,020
Cash and cash equivalents, beginning of period		17,484	10,163
Cash and cash equivalents, end of period		$13,816	$12,183

The notes form an integral part of these consolidated financial statements.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

1.	NATURE OF OPERATIONS

Titan Mining Corporation (“Titan” or the “Company”) was incorporated on October 15, 2012 under the laws of British Columbia and is a natural resources company engaged in the acquisition, exploration, development and production of mineral properties. The Company holds a 100% indirect ownership interest in the Empire State Mine in Northern New York State, United States.

The Company’s common shares are listed on the Toronto Stock Exchange and trade under the symbol “TI.TO” and on the NYSE American, trading under the symbol “TII”.

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of operations.

2.	BASIS OF PRESENTATION

a)	Overview

The Company prepares its annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements (“Interim Financial Statements”) have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”). Certain comparatives have been reclassified for comparability with the current presentation.

b)	Basis of presentation

These Interim Financial Statements do not include all of the information required for full IFRS financial statements and therefore should be read in conjunction with the Company’s most recent audited consolidated financial statements for the year ended December 31, 2025 (the “Annual Financial Statements”).

The accounting policies and methods of application used in the preparation of these financial statements are the same as those applied in the Company’s Annual Financial Statements.

3.	ADOPTION OF NEW ACCOUNTING STANDARDS AND STANDARDS ISSUED BUT NOT YET ADOPTED

a)	Adoption of new standards

Amendments to IFRS 9, Financial instruments, and IFRS 7, Financial instruments: Disclosures

In May 2024, the IASB issued amendments to update the classification and measurement requirements in IFRS 9 and related disclosure requirements in IFRS 7 as follows:

●	Clarified the recognition and derecognition date of certain financial assets and liabilities and amended the requirements related to settling financial liabilities using an electronic payment system.

●	Clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criteria.

●	New disclosures for certain instruments with contractual terms that can change cash flows (including instruments with features linked to environmental, social and corporate governance targets).

●	Additional disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs.

●	Amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

3.	ADOPTION OF NEW ACCOUNTING STANDARDS AND STANDARDS ISSUED BUT NOT YET ADOPTED (continued)

Effective January 1, 2026, the Company adopted the amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures. The adoption of these amendments did not have a material impact on the Company’s condensed consolidated interim financial statements.

b)	Standards issued but not yet adopted

IFRS 18, Presentation and disclosure in financial statements

In April 2024, the IASB issued IFRS 18, Presentation and disclosure in financial statements (“IFRS 18”), which replaces IAS 1, Presentation of financial statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented in three codefined categories (operating, investing, and financing), and by specifying certain defined totals and subtotals. Where company-specific measures related to income statement disclosure are provided (“management-defined performance measures”), such as certain non-GAAP measures, IFRS 18 requires additional disclosure around those management-defined performance measures in the financial statements. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 does not affect the recognition and measurement of items in the financial statements, nor does it affect which items are classified in other comprehensive income and how these items are classified.

The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. The Company is currently assessing the effect of this new standard to its financial statements but has not yet adopted it.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses, during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The Company’s interim results are not necessarily indicative of its results for a full year. The significant accounting policy judgments and areas of estimation uncertainty that applied in the preparation of these Interim Financial Statements are consistent with those applied and disclosed in Note 5 of the Annual Financial Statements.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

5.	REVENUE

	Three months ended March 31,
	2026	2025
Zinc concentrate sales	$20,462	$20,087
Zinc concentrate provisional pricing adjustments – prior year	586	(2,325)
Zinc concentrate provisional pricing adjustments – current period	190	218
Smelting and refining charges	(1,642)	(1,965)
Revenue, net	$19,596	$16,015

Zinc concentrate pricing consists of provisional and final pricing adjustments. During the three months ended March 31, 2026, the Company recognized a gain of approximately $586 (March 31, 2025 loss of $2,325) related to the finalization of zinc concentrate sales that were delivered in the prior year. These amounts represent revenue recognized in the current period relating to performance obligations satisfied in prior periods.

6.	COST OF SALES

	Three months ended March 31,
	2026	2025
Operating expenses	$12,220	$11,277
Transportation costs	852	928
Depreciation	1,043	1,506
Change in inventory	(149)	(84)
Cost of sales	$13,966	$13,627

7.	OTHER OPERATING EXPENSES

a)	General and administration expenses

	Three months ended March 31,
	2026	2025
Salaries and benefits	$678	$496
Share-based compensation	169	115
Office and administration	622	222
Professional fees	626	161
Other expenses	240	(12)
	$2,335	$982

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

7.	OTHER OPERATING EXPENSES (continued)

b)	Exploration and evaluation expenses

	Three months ended March 31,
	2026	2025
Salaries and benefits	$189	$163
Assay and analyses	42	7
Contractor and consultants	234	112
Supplies	20	55
Other	70	52
	$555	$389

c)	Graphite project expenses

	Three Months ended March 31,
	2026	2025
Salaries	$232	$-
Assay and analyses	1	-
Contractor and consultants	471	-
Supplies	201	-
	$905	$-

Graphite project expenses primarily relate to costs incurred in advancing and operating the Company’s graphite demonstration facility.

d)	Graphite feasibility study

	Three Months ended March 31,
	2026	2025
Resource drilling	$507	$-
Geotechnical and hydrogeology drilling and modeling	505	-
Permitting	116	-
Engineering studies	237	-
	$1,365	$-

Graphite feasibility study expenses include all drilling, metallurgical test work, permitting, engineering and other work required to complete the feasibility study and determine the project’s technical and economic viability.

8.	TRADE AND OTHER RECEIVABLES

	As at March 31,	As at December 31,
	2026	2025
Trade receivables	$4,558	$4,417
GST receivable	67	32
Other	-	18
	$4,625	$4,467

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

9.	INVENTORIES

	As at March 31,	As at December 31,
	2026	2025
Ore in stockpiles	$140	$67
Concentrate stockpiles	106	30
Materials and supplies	11,150	9,911
	$11,396	$10,008

10.	PREPAID AND DEPOSITS

	As at March 31,	As at December 31,
	2026	2025
Insurance	$975	$1,144
Debt issuance cost	637	599
Advances to suppliers	1,392	1,115
Other prepaids	183	80
	$3,187	$2,938

Advances to suppliers include $650 (December 31, 2025 $799) related to the acquisition of property, plant and equipment, and $279 (December 31, 2025 $nil) for services associated with the Company’s feasibility study.

11.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Plant and equipment	Land	Construction in progress	Total
Cost
As at January 1, 2025	$50,020	$41,382	$1,135	$960	$93,497
Additions	-	-	6	12,732	12,738
Transfer to plant and equipment	-	4,320	-	(4,320)	-
Write-down of plant and equipment	-	(224)	-	-	(224)
Change in reclamation and remediation provision	-	1,069	-	-	1,069
As at December 31, 2025	$50,020	$46,547	$1,141	$9,372	$107,080
Additions	274	637	172	723	1,806
Transfer to plant and equipment	-	1,547	-	(1,547)	-
Write-down of plant and equipment	-	(557)	-	-	(557)
Change in reclamation and remediation provision	-	304	-	-	304
As at March 31, 2026	$50,294	$48,478	$1,313	$8,548	$108,633

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

11.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

	Mineral properties	Plant and equipment	Land	Construction in progress	Total
Accumulated depreciation
As at January 1, 2025	$29,558	$33,636	$-	$-	$63,194
Depreciation and depletion	1,719	3,401	-	-	5,120
Write-down of plant and equipment	-	(224)	-	-	(224)
As at December 31, 2025	$31,277	$36,813	$-	$-	$68,090
Depreciation and depletion	358	685	-	-	1,043
Write-down of plant and equipment	-	(557)	-	-	(557)
As at March 31, 2026	$31,635	$36,941	$-	$-	$68,576

Net book value at December 31, 2025	$18,743	$9,734	$1,141	$9,372	$38,990
Net book value at March 31, 2026	$18,659	$11,537	$1,313	$8,548	$40,057

12.	OTHER ASSETS

	As at March 31,	As at December 31,
	2026	2025
Reclamation deposit	$866	$866
Margin deposit – forward pricing	2,457	-
	$3,323	$866
Current	$2,457	$-
Non-Current	$866	$866

The reclamation deposit relates to a surety bond to provide security on the Company’s remediation obligations.

On December 23, 2025, the Company amended the forward pricing terms of its sales contract. Under these terms, the Company may, upon written notice and mutual agreement, fix the price of payable zinc for specified monthly quantities (“quotas”) within the 2026 calendar year by reference to prevailing prices quoted on the London Metal Exchange.

As a condition to forward pricing, the Company is required to provide a cash deposit calculated as approximately 20% of the prevailing zinc price multiplied by the quantity of payable metal subject to pricing. The deposit serves as collateral supporting the Company’s obligations under the pricing arrangement.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

13.	DEBT

a)	Third party debt

	Credit Facility (i)	Equip. Facility (ii)	Local develop. agencies (iii)	EXIM Bank Tranche-1 (iv)	EXIM Bank Tranche-2 (iv)	Total third- party debt
Balance January 1, 2025	$10,058	$-	$-	$-	$-	$10,058
Advances	-	4,732	2,000	4,562	-	11,294
Repayment of Loan	(10,170)	(1,649)	(53)	-	-	(11,872)
Interest and accretion	642	149	55	57	-	903
Exposure fee	-	-	-	(257)	-	(257)
Interest payment	(530)	(182)	(55)	(63)	-	(830)
Amortization of transaction costs	-	-	-	(187)	-	(187)
As at December 31, 2025	$-	$3,050	$1,947	$4,112	$-	$9,109
Advances	-	-	-	343	589	932
Repayment of Loan	-	(363)	(30)	-	-	(393)
Interest and accretion	-	49	23	85	4	161
Exposure fee	-	-	-	(19)	(35)	(54)
Interest payment	-	(28)	(16)	(77)	(8)	(129)
Amortization of transaction costs	-	-	-	(15)	(6)	(21)
As at March 31, 2026	$-	$2,708	$1,924	$4,429	544	$9,605

Current	$-	$2,163	$281	$-	$-	$2,444
Non- Current	$-	$545	$1,643	$4,429	$544	$7,161

i)	Credit Facility

On June 6, 2022, the Company entered into a secured credit facility of $40,000 with National Bank of Canada. The facility bore interest at SOFR plus 2.25% or the bank’s base rate plus 1.25% and was secured by a general charge over the Company’s assets. The Credit Facility was used to finance working capital and general corporate purposes.

The facility was subject to financial covenants during its term, with which the Company remained in compliance.

On December 23, 2025, the Company fully repaid the outstanding balance and the Credit Facility was extinguished.

A guarantee for the Credit Facility was provided by a company controlled by Titan’s Executive Chairman, with a guarantee fee of 1.125% per annum. The Company recognized guarantee fee expense of $86 for the year ended December 31, 2025 (2024 – $282).

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

13.	DEBT (continued)

ii)	Equipment Facility

On December 31, 2024, the Company entered into an equipment facility loan agreement (“Equipment Facility”) with Glencore Ltd., to purchase certain capital equipment for use at the Company’s Empire State Mine, up to a combined maximum amount of $4,800 of which Glencore advanced $4,732 before August 31, 2025 (availability period). The Equipment Facility bears interest at a monthly rate of SOFR plus 2%, with interest payable monthly. Principal payments are payable in equal monthly installments until the maturity date of the Equipment Facility, on May 31, 2027.

iii)	Local development agencies.

On May 16, 2025, the Company entered into loan agreements with two different development agencies: the Development Authority of the North County for $500 and the St Lawrence County Industrial Development Agency for $1,500; with the purpose of acquiring equipment for its commercial demonstration facility related to the development of its natural flake graphite project.

The loan agreements have a 10-year term with a maturity date on September 1, 2035. Under the terms of the agreements the Company is required to make interest-only payment for the first three months following the initial draw and subsequent payments of principal plus interest for the remaining duration of the loan. The loan agreements bear interest at an annual rate of 4.75% and are secured by the equipment purchased for this project.

iv)	EXIM Bank Credit Agreement.

On July 21, 2025, the Company’s wholly owned subsidiary, Empire State Mines, LLC (“ESM”), entered into a credit agreement with the Export-Import Bank of the United States (“EXIM”) for a secured term loan of up to $15,788 (the “EXIM Facility - Tranche1”). Proceeds from the EXIM Facility - Tranche1 will be used to pay for capital expenditures previously incurred at the ESM operations and to support ongoing infrastructure and expansion initiatives at ESM. The drawdown of the EXIM Facility – Tranche1 is available until December 30, 2026. As at March 31, 2026, the Company had drawn $4,905.

On December 23, 2025 ESM entered into an amendment with EXIM to include a second tranche (the “EXIM Facility - Tranche2) for an additional $5,474 which will be used for resource drilling, metallurgical test work, and engineering programs necessary to complete the Kilbourne Feasibility Study. The drawdown of the EXIM Facility – Tranche2 is available until September 30, 2026. As at March 31, 2026, the company had drawn $589.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

13.	DEBT (continued)

The terms of each Tranche are as follows:

	Tranche-1	Tranche-2
Availability to be drawn in multiple tranches	Up to December 30, 2026	Up to September 30, 2026
Maturity	September 30, 2032
Interest rate	4.95%	4.70%
Interest payment date	Commencing December 30, 2025, and continuing on a quarterly basis on March 30, June 30, September 30, and December 30 of each year.	Quarterly, commencing March 30, 2026, and continuing on a quarterly basis on June 30, September 30, and December 30 of each year.
Exposure fee applied to each drawdown amount and deducted from the loan proceeds	5.9721%	6.2995%
Commitment fee payable quarterly on the undrawn portion of the facility with payment beginning December 30, 2025.	0.5% per annum, commencing on August 18, 2025, and continuing until the earlier of the final drawdown or December 30, 2026.	0.5% per annum, commencing on December 30, 2025, and continuing until the earlier of the final drawdown or September 30, 2026.
Maturity on September 30, 2032 with principal being paid in 20 equal quarterly instalments beginning on December 30, 2027	Installments of $783	Installments of $274

●	Security provided for the EXIM Facility – Tranche1 and the EXIM Facility – Tranche2 (together the “EXIM Facility”) include a first-ranking general security interest over assets purchased with EXIM Facility proceeds and the related property interests.

●	The EXIM Facility is subject to certain financial covenants, which includes:

o	Minimum Liquidity: the Company must maintain a minimum cash balance of $475 for each fiscal quarters ending on or prior to September 30, 2027 and $3,700 for each fiscal quarter ending thereafter up to the maturity date of the EXIM Facility.

o	Leverage ratio: not to exceed 3.0 to 1.0 for fiscal quarters ending on or prior to December 31, 2026 and 2.5 to 1.0 for each fiscal quarter ending thereafter up to the maturity date of the EXIM Facility.

o	Fixed charge coverage ratio: not less than 1.5 to 1.0 for fiscal quarters ending March 31, 2027 and each fiscal quarter ending thereafter up to the maturity date of the EXIM Facility.

As at March 31, 2026 the undrawn amount for EXIM Facility - Tranche1 was $10,883 and for EXIM Facility - Tranche2 was $4,885.

As at December 31, 2025, the Company was not in compliance with certain financial covenants under the EXIM Facility as a result of a non-cash fair value adjustment related to the derivative financial instrument associated with the special warrants (Note 17b), which resulted in the outstanding borrowings of $4,112 to have been reclassified as current liabilities. As at March 31, 2026, the Company was in compliance with all financial covenants under the EXIM Facility.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

13.	DEBT (continued)

b)	Related party debt

	Related Party Promissory Note (i)	Related Party Loans (ii)	Total related party debt
Balance January 1, 2025	$5,523	$16,500	$22,023
Gain in loan modification	(322)	-	(322)
Interest and accretion	669	586	1,255
Payment of loan	(5,000)	-	(5,000)
Interest payment	(954)	-	(954)
Amortization of deferred charges	84	-	84
Amortization of transaction costs	-	(31)	(31)
As at December 31, 2025	$-	$17,055	$17,055
Interest and accretion	-	353	353
Interest payment	-	(342)	(342)
As at March 31, 2026	$-	$17,066	$17,066
Current	$-	$7,511	$7,511
Non-current	$-	$9,555	$9,555

i)	Related Party Promissory Note

During November 2023, the Company entered into a Promissory Note with a company controlled by Titan’s Executive Chairman, the (“Lender”) to assist with the funding some of the principal repayments of the NBC Credit Facility. Terms of the Promissory Note were as follows:

●	$5,000 loan principal and an Initiation Fee of $350 aggregating to $5,350

●	Interest at 10% compounded annually commencing on November 1, 2023

●	Repayment date of May 1, 2025

●	Promissory note was subordinate to the Company’s Credit Facility with National Bank. Titan granted the Lender 6,000,000 share purchase warrants at market price for a term of five years in connection with obtaining the financing.

The fair market value of the warrants was calculated using the Black-Scholes Model on the issuance date, November 1, 2023, valuing them at $645. This amount was recognized as a borrowing cost.

On April 30, 2025, the Company amended the terms of the Promissory Note to extend its maturity to November 1, 2025, resulting in a gain on loan modification of $338 recognized in the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss), with all other terms remaining unchanged. On August 29, 2025, the Company fully repaid the Related Party Promissory Note, including $5,000 of principal and $954 of interest, and recognized an expense of $16 in the Statements of Income and Comprehensive Income.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

13.	DEBT (continued)

ii)	Related Party Loans (other)

On February 9, 2024 and April 10, 2024, the Company was loaned $5,000 and $10,000, respectively, by Augusta Investments Inc. (“Augusta Investment”) a company controlled by Titan’s Executive Chairman of which proceeds were used to settle principal payments owing on the Company’s Credit Facility. An additional $1,500 was loaned to the Company by the same related party, to assist with funding of the Company’s cash deposit to be held by Glencore Ltd., as a part of the Company’s fixed price zinc contract (Note 12), such that the Company would remain compliant with the Company’s minimum unrestricted cash balance as required by the financial covenants of the NBC Credit Facility.

On July 21, 2025 the Company agreed the terms with Augusta Investments for the three loans previously advanced with the following terms:

●	The loan bears interest at 8% per annum, with interest capitalized from July 21, 2025, to December 31, 2025, and payable monthly in cash thereafter.

●	Principal repayments are scheduled as follows:

o	$7,500 on December 31, 2026

o	$5,000 on December 31, 2027

o	$4,000 plus capitalized interest on December 31, 2028

Upon formalizing the terms, the previously advanced amounts were considered extinguished and replaced by a new loan recognized at fair value. As a result, the continuity of the loan balance reflects both the extinguishment of the original advances and the recognition of the new loan.

The Augusta Facility is subordinated to the EXIM Facility under a subordination agreement and is secured by a second-ranking general security interest over all present and after-acquired property of the Company. As a result of the covenant non-compliance described in Note 13(a)(iv), cross-default provisions were triggered under the Augusta Facility and the outstanding balance of $17,055 has been classified as a current liability as at December 31, 2025. During the three months ended March 31, 2026 Augusta Investment has provided a waiver for the cross-default to defer until February 2, 2029 the right to accelerate prepayment of any indebtedness due to the EXIM cross default. As at March 31, 2026 the Company was in compliance with the EXIM facility and no cross-default provisions were triggered with the Augusta Facility.

This arrangement constitutes a related party transaction as defined under IAS 24 – Related Party Disclosures, due to the control of Augusta by a member of the Company’s key management personnel. The transaction was reviewed and approved by the Company’s Board of Directors, with the related party abstaining from voting.

14.	RELATED PARTY TRANSACTIONS

a)	Management company

On October 26, 2020, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various services with other companies related by virtue of certain directors and management in common. A management company equally owned by each company party to the arrangement pays for these shared expenses as agent for the Company and the other companies. These costs incurred by the management company as agent are allocated and funded by the shareholders of the management company based on time incurred and use of services and goods. The management company recovers its costs incurred in managing expenses and procuring goods and services on behalf of the Company without a markup. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments as of March 31, 2026 was approximately $212 (December 31, 2025 -CAD$340) over the course of the remaining term of the office space lease.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

14.	RELATED PARTY TRANSACTIONS (continued)

The Company was charged for the following with respect to this arrangement during the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
	2026	2025
Salaries and benefits	$217	$76
Office and other	96	35
Marketing and travel	6	3
	$319	$114

b)	Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, Chief Executive Officer, President, Chief Financial Officer and Directors.

	Three months ended March 31,
	2026	2025
Salaries and benefits	$126	$107
Consulting fees	175	159
Share-based compensation	145	107
Directors’ fees (1)	55	55
	$501	$428

(1)	Certain of the prior period’s figures have been reclassified to conform to the presentation in the current period. The reclassifications were primarily the grouping and disaggregation of immaterial balances.

c)	Related party balances

The following amounts include all the related party balances as at March 31, 2026, and December 31, 2025

	As at March 31,	As at December 31,
	2026	2025
Salaries and benefits payable	$403	$659
Consulting fees payable	-	377
	$403	$1,036

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

15.	INTEREST AND OTHER FINANCE EXPENSES

	Three months ended March 31,
	2026	2025
Interest	$512	$558
Amortization deferred charges	-	84
Finance fees	-	29
Other	4	22
	$516	$693

16.	RECLAMATION AND REMEDIATION PROVISION

	As at March 31,	As at December 31,
	2026	2025
Balance, beginning of year	$16,843	$15,447
Accretion	81	327
Change in estimates	304	1,069
Balance at the end of the period	$17,228	$16,843

Although the ultimate amounts for future site reclamation and remediation are uncertain, the best estimate of these obligations was based on information available, including current legislation, third-party estimates and management estimates. The amounts and timing of the mine closure obligations will vary depending on several factors including future operations and the ultimate life of the Empire State Mine, future economic conditions, and changes in applicable environmental regulations.

At March 31, 2026, the total inflated and undiscounted amount for the estimated future cash flows was $23,080 (December 31, 2025 – $23,366), with the end of mine life being 2031 (December 31, 2025 – 2031). Further, the estimated future non-inflated cash flows have been discounted using the US Treasury real rate adjusted for years of expected closure expenditure of 2.65% (December 31, 2025 – 2.58%). The impact of these changes in estimate is included in the table above.

17.	SHARE CAPITAL AND RESERVES

a)	Authorized capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value. At March 31, 2026, the Company had 98,288,104 (December 31, 2025 – 91,616,438) common shares issued and outstanding. No dividends were declared during the three months ended March 31, 2026 (year ended December 31, 2025 - nil).

On November 3, 2025, the Company completed a share consolidation on the basis of one post-consolidation common share for every one and a half pre-consolidation common shares outstanding. All previously reported common share, stock option, warrants and earnings per share amounts have been retrospectively restated in these condensed financial statements to reflect the 1.5:1 share consolidation, unless otherwise noted

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

17.	SHARE CAPITAL AND RESERVES (continued)

During the year ended December 31, 2025, the Company issued 705,372 (December 31, 2024, nil) shares as result of 958,887 options that were exercised for gross proceeds of $252.

On February 4, 2026, the special warrants of the Company were exercised (see note 17b) as result, 6,666,666 common shares of the Company were issued.

During the three months ended March 31, 2026, the Company issued 5,000 (three months ended March 31, 2025, nil) shares as result of the same number of options that were exercised for gross proceeds of $3.

b)	Derivative financial instrument - special warrants

On December 16, 2025, the Company completed a private placement for 6,666,666 Special Warrants at a subscription price of $2.25 per Special Warrant for gross proceeds of $15,000. The Special Warrants were issued on December 18, 2025. Each Special Warrant had the following terms for one Unit in the capital of the Company, each Unit consisting of:

●	one common share in the capital of the Company;

●	one half of one transferable common share purchase warrant (each full warrant a “Class A Warrant”), with each Class A Warrant having an exercise price of $3.04 per common share with a term of 36 months from the date of issuance; and

●	one half of one transferable common share purchase warrant (each full warrant a “Class B Warrant”), with each Class B Warrant having an exercise price of $3.71 per common share with a term of 36 months from the date of issuance.

The classification of the Special Warrants was affected by the delivery of the Class A & B Warrants, which themselves are liability classified. These are liability classified as the functional currency of the Company is Canadian dollars. Further, if the holder of the transferable Class A & B Warrants is a U.S. subscriber and there is no effective registration statement or current prospectus available for the issuance or resale of the warrant shares by the Holder, the Holder may exercise the Class A & B Warrants by means of a cashless exercise. For these reasons the Special Warrants were liability classified as current derivative financial instruments and measured at fair value through profit or loss

The Company has an Acceleration Right for the Class A & B Warrants, where if the closing price of the Company’s common shares on the New York Stock Exchange is greater than $4.56 (Class A Warrants) / $5.57 (Class B Warrants) per common share for fifteen trading days within thirty calendar days, it shall be entitled to accelerate the termination date to thirty days following the date of such acceleration.

The Special Warrants were initially valued at $20,820, with the day one loss of $5,819 being deferred and recognized over the Special Warrant term. During the year ended December 31, 2025, an increase in the fair value of the Special Warrants of $5,717 was recognized, with a fair value loss of $5,199 being unrecognized at December 31, 2025. The Special Warrants were valued using a Monte Carlo valuation approach, as follows:

●	Common Shares were valued at market; and

●	The Class A & B Warrants were valued using a Monte Carlo simulation.

In connection with the offering, the Company incurred transaction costs of $965, these being recognized in the Consolidated Statements of Income (Loss) and Other Comprehensive Income (Loss) in the year ended December 31, 2025.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

17.	SHARE CAPITAL AND RESERVES (continued)

As at December 2025, the fair value of the Class A & B Warrants were estimated using the following assumptions:

	December 18, 2025		December 31, 2025
	Class A	Class B	Class A	Class B
Exercise price	3.04	3.71	3.04	3.71
Share price	2.44	2.44	2.96	2.96
Acceleration right	33.54%	23.39%	45.3%	32.03%
Volatility	60%
Term (years)	3 years		2.96 years
Risk-free rate	3.50%		3.55%

On February 4, 2026 the Special Warrants were converted into 6,666,666 common shares of the Company and 3,333,333 Class A & B Warrants. Upon conversion, the Special Warrants liability was derecognized and allocated between share capital and the derivative financial liabilities associated with the Class A and Class B Warrants based on their relative fair values at the date of conversion, which was estimated as follows: $27,867 attributable to common shares, $5,448 to the Class A Warrants, and $4,973 to the Class B Warrants. Accordingly, $27,867 was recognized in share capital and $10,421 was recognized as derivative financial instrument - warrants.

In addition, the Company recognized a fair value loss in the period from January 1, 2026 to February 4, 2026 of $12,371 reflecting the increase in the fair value of the Special Warrants prior to conversion. The remaining deferred day-one loss associated with the Special Warrants of $5,199 was fully recognized in profit or loss upon conversion. As at March 31, 2026, the Class A and Class B Warrants were remeasured at fair value, using the following assumptions:

	March 31, 2026
	Class A	Class B
Exercise price	3.04	3.71
Share price	2.97	2.97
Acceleration right	43.92%	31.18%
Term (years)	2.87	2.71
Volatility	60%
Risk-free rate	3.80%

The fair value of the warrants resulted in valuations of $3,225 and $2,816, respectively. The fair value of the warrant liability at March 31, 2026 was $6,042. The Company recognized a fair value gain of $4,379 in the three months ended March 31, 2026, reflecting the decrease in the fair value of the warrant liabilities.

	Special Warrant	Equity	Warrant	Fair Value
Balance as at December 31, 2025	$20,717	$-	$-	$-
Fair value adjustment as at February 4, 2026	17,571	-	-	17,571
Special warrants exercised	(38,288)	27,687	10,421	-
Fair value adjustment as at March 31, 2026	-	-	(4,379)	(4,379)
Total	$-	$27,687	$6,042	$13,192

The warrant liability is measured at fair value on a recurring basis and is classified as a Level 3 financial instrument within the fair value hierarchy. The fair value was determined using a Monte Carlo simulation model, incorporating key assumptions including expected volatility, risk-free interest rate, expected life of the warrants, share price at the measurement date, and the probability of triggering the acceleration feature.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

17.	SHARE CAPITAL AND RESERVES (continued)

c)	Stock options

The Company’s Stock Option Plan provides for the issuance of options that shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company as at the date of grant of the options. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company. The exercise price of each option is determined by the Board of Directors but cannot be lower than the previous day’s closing market price of the Company’s shares on the date of grant. The options vest and become exercisable as determined by the Board of Directors at the time of the grant. Unless determined otherwise by the Board of Directors, the options expire within five years from the date of grant.

The following table shows the change in the Company’s stock options during the three months ended March 31, 2026 and the year ended December 31, 2025:

	Three months ended March 31, 2026		Year ended December 31, 2025
	Number of options (1) (‘000s)	Weighted- average exercise price (1) (in C$)	Number of options (1) (‘000s)	Weighted- average exercise price (1) (in C$)
Outstanding, start of the year	7,984	0.89	6,830	0.71
Granted	120	3.79	2,113	1.60
Exercised	(5)	0.77	(959)	1.00
Forfeited/cancelled	(88)	0.54	-	-
Expired	-	-	-	-
Outstanding, end of the period	8,011	0.94	7,984	0.89
Exercisable, end of the period	4,422	0.72	4,427	0.72

(1)	Option amounts and exercise prices have been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise noted

During the year ended December 31, 2025, a total of 958,889 stock options were exercised. Of these, 375,555 options were exercised for gross proceeds of $252, resulting in the issuance of 375,555 common shares. In addition, 583,334 options were exercised on a cashless basis, resulting in the issuance of 329,817 common shares with no cash proceeds received. Upon exercise, the related amounts previously recognized in contributed surplus were reclassified to share capital.

During the three months ended March 31, 2026 and 2025 the Company recognized share-based compensation expense as follows:

	Three months ended March 31,
	2026	2025
Share based compensation	$221	$127
Recognized in:
Operating expenses	52	12
General and administrative expenses	169	115
	$221	$127

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

17.	SHARE CAPITAL AND RESERVES (continued)

The fair value and assumptions for the options granted during the three months ended March 31, 2026 and the year ended December 31, 2025, were as follows:

Grant Date	Expected Life of Options	Share Price at Grant Date (in C$)	Exercise Price (1) (in C$)	Risk-free Interest Rate	Volatility	Black-Scholes Fair Value (1)
April 1, 2025	5 years	$0.62	$0.62	2.57%	0.76	$0.27
September 4, 2025	5 years	$1.80	$1.83	2.90%	0.72	$0.80
March 30, 2026	5 years	$3.69	$3.79	3.11%	0.76	$1.67

(1)	Exercise price and Black-Scholes fair value have been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise noted

The fair value of stock options was estimated using the Black-Scholes option pricing model. The expected volatility was based on the historical volatility of the Company’s share price. The risk-free interest rate was based on the yield of Canadian government bonds with a term consistent with the expected life of the options. The expected dividend yield was assumed to be 0%, as the Company has not historically paid dividends and does not expect to pay dividends in the foreseeable future. The Company assumed a 0% forfeiture rate due to limited historical forfeiture experience.

The following table provides information on outstanding and exercisable stock options at March 31, 2026:

Grant Date	Exercise price (1) (in C$)	Number of Options outstanding (1) (‘000s)	Weighted-average remaining contractual life (years)	Number of Options exercisable (1),(2) (‘000s)
November 10, 2022	0.77	2,622	1.6	2,621
April 16, 2024	0.54	2,578	3.1	1,389
August 15, 2024	0.54	45	3.4	45
October 17, 2024	0.45	533	3.6	133
December 13, 2024	0.45	267	3.7	67
April 1, 2025	0.62	100	4.0	-
September 4, 2025	1.83	1,746	4.5	167
March 30, 2026	3.79	120	5.0	-
	0.94	8,011	3.0	4,422

(1)	Exercise price, number of options and Black-Scholes fair value have been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise noted

(2)	Vesting terms range between 1 to 4 years

d)	Share purchase warrants

On February 4, 2026, in connection with the conversion of the Special Warrants described in Note 17(b), the Company issued 3,333,333 Class A Warrants and 3,333,333 Class B Warrants. The Class A Warrants are exercisable at $3.04 per common share and the Class B Warrants at $3.71 per common share, each with a term of 36 months from the date of issuance. These warrants are classified as derivative financial liabilities and are measured at fair value through profit or loss.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

17.	SHARE CAPITAL AND RESERVES (continued)

The following table shows the change in the Company’s share purchase warrants during the three months ended March 31, 2026 and the year ended December 31, 2025.

	Number of share purchase warrants (1) (‘000s)	Weighted-average exercise price (1)		Weighted-average life remaining (years)
Outstanding, December 31, 2024	4,000	C$	0.63	3.84
Outstanding, December 31, 2025 Issued (2)	4,000	C$	0.63	3.84
	6,667		$3.38	2.85
Outstanding, March 31, 2026(3)	4,000	C$	0.63	2.59
	6,667		$3.38	2.85

(1)	Number of warrants and weighted-average exercise price have been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise noted

(2)	On February 4, 2026, in connection with the conversion of the Special Warrants described in Note 17(b), the Company issued 3,333,333 Class A Warrants and 3,333,333 Class B Warrants. The Class A Warrants are exercisable at USD$3.04 per common share and the Class B Warrants at USD$3.71 per common share, each with a term of 36 months from the date of issuance. These warrants are classified as derivative financial liabilities and are measured at fair value through profit or loss.

(3)	Presentation of warrants outstanding is disaggregated based on the respective underlying currency

The following table provides information on outstanding and exercisable share purchase warrants at March 31, 2026.

Expiry Date	Exercise price (in C$)		Number of warrants outstanding (‘000s)	Weighted-average remaining contractual life (years)	Weighted-average fair value per warrants
November 1, 2028	C$	0.63	4,000	2.90	C$	0.39
February 4, 2029		$3.04	3,333	2.85		$0.97
February 4, 2029		$3.71	3,333	2.85		$0.85

(1)	Exercise price, number of warrants and weighted-average fair value per warrant have been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise noted

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

18.	SEGMENTED INFORMATION

The Company operates one reportable segment, mineral production and exploration in the United States. The Chief Operating Decision Maker (“CODM”), identified as the Company’s Chief Operating Officer, reviews operating results on a consolidated basis to make decisions about resource allocation and assess performance.

All of the Company’s revenue is generated from a single customer that is located in the United States. The Company’s non-current assets located in the United States total $40,740 (2025 – $39,673) and those located in Canada total $366 (2025 – $215).

19.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended March 31,
	2026	2025
Non-cash working capital movements
Changes in accounts payable and accrued liabilities with respect to construction in progress	$198	$(4)
Change in accounts payable and accrued liabilities with respect to inventories	336	(410)
Change in accounts payable and accrued liabilities with respect to operating expenses	911	(182)
Change in reclamation and remediation asset	304	955